FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Chief Commercial and Operating Officer

José Roberto Tambasco

• 575 stores, located in 14 states and in the Federal District:

• 153 Pão de Açúcar
• 175 CompreBem
• 62 Sendas
• 91 Extra
• 42 Extra Eletro
• 21 Extra Fácil
• 15 Extra Perto
• 16 Assai

• more than 66,000 employees

• 520 million tickets/year

• 1,3 million m² of sales area

Commercial / Operations

  Commercial, Operations and Marketing in a single VP

  Unification of the Commercial Departments
  Creation of a Department for the Regional Commercial Offices

  Marketing as a support to decision-making

  Review of all internal processes to identify efficiency gains opportunities

Commercial Food and Non-food

Ramatis Rodrigues

  Re-assortment to the defined clusters and categories

  Strengthening of the categories that define the positioning of our banners

  Strengthening of exclusive brands, regional brands and first-price products

  Independency of the Regional Commercial Offices

  Focus on imported products (Global Sourcing)

  Cross-positioning with every formats

  Optimization of investments, simplification

  Focus on COGS reduction

  New Management Model allows negotiation with suppliers on a nationwide basis and higher independency for the Regional Commercial Offices

  Supplier Strategic Plan guarantees the strategy on a nationwide level.

Regional Commercial / Operations

Jorge Herzog

Changes that Support the Model

  Regional structure with independent decision making autonomy

  Integrated management of the banners aiming regional results

  Regional operations focus on cluster issues

  Integration between Regional and National Commercial managements

  Administration of Marketing resources

  Stricter control of expenses with the implementation of the cash committee

  Gross Profit jumped 15.7% and the Gross margin moved up 200 bps;

  Operating expenses fell by a hefty 330 bps over 1Q07;

  EBITDA margin of 7.1% is the highest ever figure;

  EBITDA growth of 310.3%.

Training & Operating Standard

Sylvia Leão

Extra Fácil

Sylvia Leão

Extra.com.br

Caio Mattar

Extra.com.br’s growth over the past years and estimate for 2008:

This market will grow 3.7 times from 2005 2008
Source: e-Bit

In the first four months of 2008 we posted 230% growth relative to 2007

3 directives changed the history of Extra.com.br in the Grupo Pão de Açúcar:

1- Focus: understanding it as a "business" and no longer as a "store", structuring a dedicated Executive Board.

2 - Management Model: application of a “hybrid with identity” model, capable of exploiting all synergies with the Company while preserving the particularities of the dotcom business platform.

3- Specialization: people, systems and operation.

Main actions taken in 2008

  Technology

Modernization of the entire technological platform: front end and back office.

  Commercial

Assortment increase (from 4,000 to 26,000 items available) and adjustment of the mix to the channel (products exclusively for

Main actions to be taken in 2008

  Marketing

New website layout and media oriented to the channel.

  Operations (customer service and logistics)

Creation of a Customer Service Center and a dedicated Distribution Center: differentiation in customer service (we currently have the fastest delivery of online stores, among direct competitors).

Try it out!

Inside the three catalogs distributed here, there is a purchase coupon worth R$ 100.00 so that you can try out Extra.com.br

All the confidence of Extra, without leaving home.

Shopping
Galleries

3 times higher than Morumbi Mall

Assai

Hugo Bethlem

Assai

14 NEW ASSAÍ Stores:

  10 conversions
  04 new stores

Why invest in Gas Stations?

  Attract customers that already shop at our stores;
  Focus on prices and products quality assurance;
  High productivity rates -> shop, fill-up and go;
  Profitability related to high turnover and smaller margins than with traditional reselling.

CHAIN	STORES	PRESENCE	2007 SALES*

SÃO PAULO	200	SP /BA/PE/CE	1.2
PAGUE MENOS	280	19 States	1.3
PACHECO	264	RJ / MG	1.1
DROGASIL	191	SP/MG/GO	0.8
DROGARAIA	152	SP/MG/RJ/PR	0.7

11	1,723		7.2
Largest Chains

			* estimate

holds the largest drugstore operation in the food retail segment, currently operating 144 stores (May/08) and growing...
Competitor A: 134 Drugstores	Competitor B: 101 Drugstores

Negative points until 2007	As of 2008

• Fragmented Management	• Business Unity
• Lack of products	• Focus
• Excess of low-turnover items	• Vertical management –with horizontal sinergies
• Low profitability rates	• Renegotiation with suppliers
• Unmotivated People	• Adjustments in Assortment and Customer services
• Capacitated and Motivated People
• Higher Profitability

• Incompatible technology	• Specialized and dedicated System as of Jul/08

Supply Chain & IT

Hugo Bethlem

Information Technology

Global Sourcing

  Improve all synergies with Casino´s (EMC) Global Sourcing offices

  World-class fashion brand in clothes and accessories with US$ 3 billion in annual gross revenue

  Exclusive resellers by country: Tesco (England), Target (USA) and Extra (Brazil)

Strict Increase control of budget x achieved results:

     Simplify and standardize the follow-up process

     Reinforce the defined Management Model and the variable compensation system

     Monitor monthly achievements and establish necessary actions to revert negative results

Real Estate

Caio Mattar

We are focused on creating value and utilize strict criteria for evaluating new investments

Focus on increasing same-store sales

Maximization of assets currently under portfolio

Guarantee future growth through acquisition of strategic sites

Strict monitoring of viability studies x achieved results

Management Model & Variable Compensation

Enéas Pestana

  “Meritocracy”based model. The objective is to reward those that are truly responsible for producing results, singling out those that contribute the most

  Aggressive Variable Compensation that expressly rewards executives who produce real results for the GPA

•	A smaller pool of employees eligible for variable compensation. Reduction in that base from 3,200 (2007 level) to 843 (including sales and headquarters managers)

•	The base for bonuses will be GPA’s EBITDA. This will bring everything in line with a focus on the Company’s actual results

•	Bonus payments will be subject to a cut off (except the PLR):
• The bonus will be equal to ZERO on EBITDA growth not surpassing 20%

• The final amount of bonuses will be figured by using very few indicators (a maximum of 3), varying by group and always privileging the integration of the focus on results generated for the GPA

• For Top Management, the indicators for 2008 will be:

• 40% EBITDA variation
• 30% same store sales evolution
• 10% value (target) of GPA shares
• 20% portion (discretionary) of the bonus that will be decided by the CEO to recognized merit

• For the manager level (stores and headquarters), the bonus potential was defined by a factor of the salary level and weights defined in accordance with budgeting and specific goals

• 50% of the bonus will be paid through the stock option plan, with lock up date of three years

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 15, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.